SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

HUGHES TELEMATICS, INC.

(Name of Subject Company (Issuer))

HUGHES TELEMATICS, INC.

(Names of Filing Persons (Issuer))

Warrants to Purchase Common Stock

(Title of Class of Securities)

444486104

(CUSIP Number of Common Stock Underlying Warrants)

Robert C. Lewis

General Counsel and Secretary

HUGHES Telematics, Inc.

41 Perimeter Center East, Suite 400

Atlanta, Georgia 30346

(770) 391-6400

Copy to:

Gregory A. Fernicola

Richard J. Grossman

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

(Name, Address and Telephone Numbers of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
$4,875,000	$272.02
*	Estimated for purposes of calculating the amount of the filing fee only. HUGHES Telematics, Inc. (the “Company”) is offering holders of 19,500,000 of the Company’s warrants (the “Warrants”), which consist of (i) 15,000,000 warrants issued in the Company’s initial public offering and (ii) 4,500,000 warrants issued to the Company’s initial stockholders in a private placement that closed simultaneously with its initial public offering, the opportunity to exchange such Warrants for shares of the Company’s common stock by tendering 20 warrants in exchange for one share of common stock. The amount of the filing fee assumes that all outstanding Warrants will be exchanged and is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, which equals $55.80 for each $1,000,000 of the value of the transaction. The transaction value was determined by using the average of the high and low prices of the publicly traded Warrants on June 15, 2009, which was $0.25.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$272.02	Filing Party:	HUGHES Telematics, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	June 16, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

*	If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on June 16, 2009 (the “Schedule TO”) by HUGHES Telematics, Inc., a Delaware corporation (formerly known as Polaris Acquisition Corp., the “Company”). The Schedule TO relates to the offer by the Company to all holders of the Company’s outstanding warrants (the “Warrants”) to purchase an aggregate of 19,500,000 shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), to receive one share of Common Stock in exchange for each 20 Warrants tendered by the holders thereof. The offer is subject to the terms and conditions set forth in the Offer Letter, dated June 16, 2009, as amended (the “Offer Letter”), and in the related Letter of Transmittal, as amended (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Warrants consist of publicly traded warrants to purchase an aggregate of 15,000,000 shares of Common Stock that were issued in the Company’s initial public offering and warrants to purchase an aggregate of 4,500,000 shares of Common Stock that were issued in a private placement that closed simultaneously with the initial public offering.

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The information in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference as set forth below.

Items 1 through 11.

The Offer Letter, a copy of which was filed with the Schedule TO as Exhibit (a)(1)(A), is hereby amended and supplemented as follows:

(1)	The first paragraph under the section captioned “3. WITHDRAWAL RIGHTS” beginning on page 7 is amended to read as follows:

Tenders of Warrants made pursuant to the Offer may be rescinded at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable. If the Company extends the period of time during which the Offer is open for any reason, then, without prejudice to the Company’s rights under the Offer and in a manner complaint with Rule 14e-1(c) of the Exchange Act, the Company may retain all Warrants tendered and tenders of such Warrants may not be rescinded except as otherwise provided in this Section 3. Notwithstanding the foregoing, tendered Warrants may also be withdrawn if the Company has not accepted the Warrants for exchange by the 40th business day after the initial commencement of the Offer.

(2)	The subsection captioned “A. Information Concerning HUGHES Telematics, Inc.” under the section captioned “5. BACKGROUND AND PURPOSE OF THE OFFER” beginning on page 9 is amended to read as follows:

The Company was originally organized under the name “Polaris Acquisition Corp.” as a “blank check” company under the laws of the State of Delaware on June 18, 2007 and formed for the purpose of acquiring an operating business through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination. Its principal executive offices are located at 41 Perimeter Center East, Suite 400, Atlanta, GA 30346.

On March 31, 2009, the Company acquired all of the outstanding shares of capital stock of HUGHES Telematics, Inc. (“Old HTI”), which was immediately merged with and into the Company with the Company surviving (the “Merger”). The Company then changed its name to “HUGHES Telematics, Inc.” We are an automotive telematics services company that currently provides and is developing a suite of real-time automotive services and applications. These services and applications will be enabled through a hardware component that is factory-installed in new vehicles through multi-year contractual arrangements with automakers. In other instances, these services will be available through software provided by us that interfaces with compatible third-party hardware already installed by our automaker clients in certain vehicle models. We currently have contracts to be the telematics service provider in the United States to

Mercedes-Benz USA, LLC and Chrysler LLC (now known as Old Carco LLC (“Old Chrysler”)) starting in late 2009 and continue to market our telematics service to other automakers. Through Networkfleet, Inc., our wholly-owned subsidiary, we currently offer remote vehicle monitoring and other data services through after-market hardware that is purchased separately and installed on existing fleet vehicles.

On April 30, 2009, Old Chrysler filed for bankruptcy protection under Chapter 11 of the United States bankruptcy code. On June 10, 2009, substantially all of Old Chrysler’s assets were sold to a group, Chrysler Group LLC (“New Chrysler”), whose members include Italian automaker Fiat SpA, the United Auto Workers union and the United States government.

On June 24, 2009, the Company received notice from Old Chrysler of a hearing on the Tenth Omnibus Motion of Debtors and Debtors in Possession, Pursuant to Section 365 of the Bankruptcy Code and Bankruptcy Rule 6006, For the Rejection of Certain Executory Contracts (the “Notice”). Pursuant to the Notice, Old Chrysler is proposing to reject certain contracts identified in the Notice, including the Company’s telematics services contract with Old Chrysler, at a hearing scheduled for July 16, 2009. The identified contracts will not be assigned or assumed by New Chrysler.

Notwithstanding the Notice, the Company and New Chrysler are continuing to work together on deploying the Company’s hardware and launching the Company’s services in the fourth quarter of 2009. Concurrently, the Company has been and continues to be in active negotiations with New Chrysler concerning a new telematics services agreement that is mutually satisfactory to the parties. There can be no assurances that the Company will reach an agreement with New Chrysler on terms that are satisfactory to the Company or New Chrysler. If the Company is unsuccessful in reaching an agreement with New Chrysler, the Company’s prospects could be materially adversely affected.

On June 26, 2009, the Company obtained a waiver from its senior secured lenders under the Company’s credit agreement entered into on March 31, 2008 (as amended and restated, the “Credit Agreement”) providing that the rejection of the Old Chrysler contract will not impact the Company’s existing obligations under the Credit Agreement.

The Company has not paid any dividends on the Common Stock to date and does not intend to pay dividends on the Common Stock in the near future. The payment of dividends in the future will be contingent upon the Company’s revenues, earnings, capital requirements and general financial condition and is within the discretion of the Company’s Board of Directors. It is the present intention of the Company’s Board of Directors to retain all earnings for future investment and use in business operations. Accordingly, the Company’s Board of Directors does not anticipate declaring any dividends in the foreseeable future on the Common Stock.

(3)	The subsection captioned “C. Purpose of the Offer” under the section captioned “5. BACKGROUND AND PURPOSE OF THE OFFER” beginning on page 9 is amended to read as follows:

The Offer is being made to all holders of Warrants. The purpose of the Offer is to reduce the number of shares of Common Stock that would become outstanding upon the exercise of Warrants. The Company’s Board of Directors believes that by allowing holders of Warrants to exchange 20 Warrants for one share of Common Stock, the Company can potentially reduce the substantial number of Common Shares that would be issuable upon conversion of the Warrants, thus providing investors and potential investors with greater certainty as to the Company’s capital structure. In addition, the Company’s Board of Directors believes that by reducing the number of Warrants outstanding, the Company can reduce some of the dilution that stockholders will experience upon conversion of the Warrants. For example, if 50% of the Public Warrants were validly tendered in the Offer, the Company would issue 375,000 shares of Common Stock in exchange for such tendered Warrants. However, if 50% of the Public Warrants were converted into shares of Common Stock pursuant to the terms of the Warrants, the Company would issue 7,500,000 shares of Common Stock in such conversion.

The Warrants acquired will be retired.

(4)	The first paragraph under the section captioned “10. TERMINATION; AMENDMENTS; CONDITIONS” beginning on page 15 is amended to read as follows:

The Company expressly reserves the right, in its sole discretion, and at any time or from time to time, to extend the period of time during which the Offer is open. There can be no assurance, however, that the Company will exercise its right to extend the Offer. If the Company extends the Offer, it will give notice of such extension by press release or other public announcement no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled expiration date of the Offer.

Item 12.	Exhibits.

(a)(1)(A)*	Offer Letter, dated June 16, 2009.
(a)(1)(B)†	Form of Letter of Transmittal.
(a)(1)(C)*	Form of Notice of Guaranteed Delivery.
(a)(1)(D)*	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.
(a)(1)(E)*	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.
(a)(4)

Registration Statement on Form S-1 (File No. 333-145759) initially filed on August 28, 2007, as amended, and Post-Effective Amendment No. 2 on Form S-3 to Form S-1 deemed filed on April 14, 2009 (incorporated herein by reference).

(a)(5)(A)

Financial Statements of HUGHES Telematics, Inc. that were furnished in the section entitled “Financial Statements” beginning on page F-16 of the proxy supplement filed by the Company with the SEC on March 20, 2009 (incorporated herein by reference).

(a)(5)(B)	Financial information of HUGHES Telematics, Inc. that was furnished under Item 2.01 of the Company’s Current Report on Form 8-K filed with the SEC on April 6, 2009 (incorporated herein by reference).
(a)(5)(C)	Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 and filed with the SEC on May 15, 2009 (incorporated herein by reference).
(a)(5)(D)	Press Release, dated June 12, 2009, filed with the SEC as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on June 12, 2009 (incorporated herein by reference).
(a)(5)(E)*	Press Release, dated June 16, 2009.
(b)	Not applicable.
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed with Schedule TO on June 16, 2009.
†	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HUGHES TELEMATICS, INC.

By:	/s/ CRAIG J. KAUFMANN
Name:	Craig J. Kaufmann
Title:	Vice President Finance and Treasurer

Dated: June 30, 2009

EXHIBIT INDEX

(a)(1)(A)*	Offer Letter, dated June 16, 2009.

(a)(1)(B)†	Form of Letter of Transmittal.

(a)(1)(C)*	Form of Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.

(a)(1)(E)*	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.

(a)(4)	Registration Statement on Form S-1 (File No. 333-145759) initially filed on August 28, 2007, as amended, and Post-Effective Amendment No. 2 on Form S-3 to Form S-1 deemed filed on April 14, 2009 (incorporated herein by reference).

(a)(5)(A)	Financial Statements of HUGHES Telematics, Inc. that were furnished in the section entitled “Financial Statements” beginning on page F-16 of the proxy supplement filed by the Company with the SEC on March 20, 2009 (incorporated herein by reference).

(a)(5)(B)	Financial information of HUGHES Telematics, Inc. that was furnished under Item 2.01 of the Company’s Current Report on Form 8-K filed with the SEC on April 6, 2009 (incorporated herein by reference).

(a)(5)(C)	Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 and filed with the SEC on May 15, 2009 (incorporated herein by reference).

(a)(5)(D)	Press Release, dated June 12, 2009, filed with the SEC as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on June 12, 2009 (incorporated herein by reference).

(a)(5)(E)*	Press Release, dated June 16, 2009.

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with Schedule TO on June 16, 2009.
†	Filed herewith.